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                                                                       EXHIBIT 8


                                  NO. 95-2595F


MOORCO INTERNATIONAL INC.,               )       IN THE DISTRICT COURT OF
a Delaware corporation,                  )
                                         )
                 Plaintiff,              )
                                         )       NUECES COUNTY, TEXAS
v.                                       )
                                         )
FMC CORPORATION,                         )
a Delaware corporation,                  )
                                         )
                 Defendant.              )           JUDICIAL DISTRICT


                         PLAINTIFF'S ORIGINAL PETITION
                     AND APPLICATION FOR INJUNCTIVE RELIEF

TO THE HONORABLE JUDGE OF SAID COURT:

                 Plaintiff Moorco International Inc. files this Original Petition and Application for Injunctive Relief complaining of FMC Corporation, and in support thereof would show this Court the following:

                                       I
                                  INTRODUCTION

         1. This action arises out of Defendant FMC Corporation's ("FMC") fraudulent and unlawful scheme to injure Plaintiff Moorco International Inc. ("Moorco"), its business, its shareholders, and its employees. Acting under false pretenses, FMC obtained confidential information from Moorco essential to FMC's corporate decisionmaking. This information was obtained by agents of FMC who knowingly and fraudulently represented to Moorco that they sought the information solely for purposes of establishing a customer/supplier relationship with Moorco. In fact, at all relevant times FMC's purported interest in entering into such a business relationship was a subterfuge; throughout this entire period, FMC was in fact actively considering an effort to obtain ownership and/or control of Moorco. The nonpublic information FMC sought about Moorco was intended to be used solely to determine whether Moorco





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was a desirable property and to aid FMC in deciding how much to pay for Moorco.
As explained below, FMC's unlawful, unethical, and indefensible conduct threatens to irreparably injure Moorco, its business, its shareholders, and its employees.

                                       II
                                  THE PARTIES

         2. Moorco International Inc. is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices in Houston, Texas. Moorco supplies fluid measurement and pressure control products to the petroleum, industrial process, and electric power industries. Moorco's operating subsidiary Smith Meter Inc. serves as a manufacturer of Moorco's electronic metering systems and equipment.

         3. FMC Corporation is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Chicago, Illinois. FMC maintains one or more offices in Texas, including one in Houston, and is qualified to do business in the State of Texas. FMC may be served with process through its registered agent CT Corporation, located at 350
N. St. Paul Street, Dallas, Texas 75201.

                                      III
                             JURISDICTION AND VENUE

                             PERSONAL JURISDICTION

         4. This Court has jurisdiction over FMC Corporation because, as described more fully below, FMC is licensed to do business in Texas, has committed a tort in whole or in part in Texas, and has continuous and systematic contacts with Texas.

                          SUBJECT MATTER JURISDICTION

         5. This Court has jurisdiction over this controversy because the relief sought is within the jurisdictional purview of this Court.




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                                     VENUE

         6. Venue is proper in this Court under Tex. Civ. Prac. & Rem. Code Ann. Sections 15.001, 15.037 because all or part of Moorco's causes of action arose in Nueces County, Texas and because FMC is a foreign corporation, not incorporated under the laws of Texas, that is doing business in Texas.

                                       IV
                                   THE FACTS

         7. In December 1994, officials of Kongsberg Offshore A/S ("Kongsberg") contacted Moorco's Smith Meter subsidiary in Europe regarding the possibility of visiting Smith Meter's manufacturing facilities in the United States. Kongsberg is, and was at all relevant times, a wholly owned subsidiary of FMC. At all relevant times, Kongsberg acted as an agent of FMC, and Kongsberg employees remained in close contact with FMC officials. The December 1994 contact from Kongsberg occurred at approximately the same time as FMC determined to proceed with an acquisition of Moorco, which FMC had been considering for some time previous.

         8. Kongsberg officials told Smith Meter representatives that Kongsberg needed a new supplier for various types of metering systems and metering systems components. Kongsberg officials further represented that the company was specifically interested in creating such a supply relationship with Moorco's Smith Meter subsidiary and voiced special interest in its capabilities in systems fabrication. They requested the opportunity to meet with Smith Meter officials and to tour Smith Meter facilities to learn more about its products and manufacturing capabilities. A copy of the facsimile documenting Kongsberg's request is attached as Exhibit A to this Petition.

         9. Kongsberg's representations concerning the purpose of the visit were entirely false, and were made with knowledge of that falsity. In fact, at the same time Kongsberg officials were making those representations to Moorco's Smith Meter subsidiary, Kongsberg's


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parent company, FMC, was moving forward with plans to make a hostile bid to acquire Moorco, including obtaining FMC board authorization for an acquisition proposal and retaining an investment banking firm to advise FMC. As part of its plan, FMC intended to and did use its Kongsberg subsidiary to gather proprietary information about Moorco to be used in FMC's takeover bid, under the false pretense that Kongsberg was interested in entering into a supply relationship with Smith Meter. Moorco and its Smith Meter subsidiary were unaware of FMC's acquisition plans at the time, and had no reason to disbelieve Kongsberg's false representations as to its purposes.

         10. In reliance on these representations concerning a commercial relationship between Kongsberg and Moorco's Smith Meter subsidiary, Moorco officials organized a special tour of Moorco facilities for two Kongsberg representatives: Edmund-Hugo Lunde and Herjinder Hawkins. Lunde represented that he was a development manager in the metering systems division. Hawkins was represented to be a mechanical engineer with Kongsberg. In fact, Hawkins works in FMC's strategic development group.

         11. On January 18, 1995, Moorco officials at its Smith Meter plant in Erie, Pennsylvania escorted Lunde and Hawkins on a private tour of Moorco's manufacturing facility. The tour lasted a full day and covered various confidential and proprietary aspects of Moorco's Erie operations. Indeed, Lunde and Hawkins were given access to the most sensitive areas of Moorco's facility. They toured, among other areas at the plant, Smith Meter's research and development center, its flow test laboratory, and its electronics development center.

         12. Because Lunde and Hawkins claimed to be particularly interested in new products development, Moorco officials also provided them with proprietary information about new Moorco products. The information revealed to the Kongsberg officials on the basis of these representations included discussions of proprietary designs and strategies that have not yet been





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publicly announced.  For example, Lunde and Hawkins were shown a new liquid flow computer that was in development and that had not yet been publicly disclosed. They were also shown a prototype mass-meter that represented a new, and nonpublic, Smith Meter product development.

         13. Furthermore, the detailed tour allowed Lunde and Hawkins to gather important basic information about how the Smith Meter facility operated and the techniques and technology employed by the company. As a result, they gained valuable knowledge about Moorco's processes and manufacturing capacity. This information is confidential and nonpublic.

         14. Finally, Lunde and Hawkins also asked a variety of detailed questions designed to elicit other types of confidential information from Moorco. For example, they asked for and were given an organizational chart. Moorco officials responded to these questions in good faith because they were induced to believe that Kongsberg would only enter into a supply relationship with Moorco if Moorco provided detailed information about its operations.

         15. On January 28, 1995, Lunde and Hawkins also toured Moorco's Smith Meter facility in Corpus Christi, Texas. The Kongsberg officials were again provided this tour in response to their stated purpose of considering Moorco as a future supplier.

         16. Like the Erie tour, the Corpus Christi tour was a private tour that provided Lunde and Hawkins with detailed information about Moorco's operations. Lunde and Hawkins repeatedly represented their deep interest in Moorco's products and facilities. As a direct result of these representations, they were shown several competitively sensitive pieces of equipment during the course of their tour. Lunde and Hawkins also witnessed a demonstration of control room consoles for metering systems destined for Russia, and they were given a tour of a subcontractor's facility where a Smith Meter metering system was under construction.





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         17.     The two plant tours allowed FMC to gain confidential
information about Moorco's current business, revenues, productivity, marketing strategies, costs of doing business, new product development, and manufacturing techniques and processes. This information is all confidential and some of it constitutes Moorco's trade secrets. None of this information would have been revealed but for the false representations by Kongsberg officials regarding the purpose of their visits and the prospects for a supply relationship between Kongsberg and Moorco.

         18. After having fraudulently induced Moorco to provide it with confidential, proprietary information, FMC used this nonpublic information to formulate and make a hostile bid to acquire the company. On April 3, 1995, FMC made an unsolicited offer to purchase Moorco at a price of $20.00 per share. FMC falsely claimed in its offer letter that its decision to purchase Moorco was "[b]ased upon study and analysis of publicly available information." FMC subsequently released its April 3 letter to the public. A copy of the letter is attached hereto as Exhibit B.

                                       V
                               CLAIMS AGAINST FMC

                         FIRST CAUSE OF ACTION:  FRAUD

         19.     Moorco repeats and realleges the allegations in paragraphs
1-18.

         20. FMC has engaged in two instances of actionable fraud. First, representatives of FMC's Kongsberg subsidiary fraudulently misrepresented the nature and purpose of their January 1995 visits to Moorco's Smith Meter facilities in Erie and Corpus Christi. Lunde and Hawkins represented that Kongsberg wished to enter into a supply relationship with Moorco. In fact, Lunde and Hawkins were engaged in a covert effort to gather highly confidential and proprietary information about Moorco in order to facilitate FMC's hostile takeover bid for Moorco. These material misrepresentations were relied upon by Moorco





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to its detriment.  Absent these representations of interest in forming a commercial relationship between Kongsberg and Moorco, Moorco would not have permitted Lunde and Hawkins to inspect Moorco's Erie and Corpus Christi facilities, nor would it have provided confidential product and manufacturing information to them. These material misrepresentations allowed FMC to acquire confidential information about all aspects of Moorco's Smith Meter operations that would otherwise be unobtainable.

         21. Second, FMC has committed fraud by concealing its possession of the highly confidential and proprietary information that it has unlawfully obtained and by falsely representing to the public that its bid is based solely on "publicly available information." While FMC is clearly in possession of confidential information gathered by its Kongsberg subsidiary, FMC continues to maintain that its bid for Moorco is based entirely on an assessment of publicly available information. This misrepresentation deliberately and materially distorts the character of the offer FMC has made for Moorco and severely disadvantages Moorco's shareholders' ability to evaluate the FMC offer.

           SECOND CAUSE OF ACTION: MISAPPROPRIATION OF TRADE SECRETS

         22.     Moorco repeats and realleges the allegations in paragraphs
1-21.

         23. FMC's conduct constitutes multiple violations of trade secrets laws. The misrepresentations by Lunde and Hawkins concerning the nature of their visits allowed them to acquire confidential, competitively sensitive information about Moorco manufacturing processes and new product developments. This information constitutes Moorco's trade secrets, the discovery of which through improper means is tortious conduct. In addition, FMC has improperly used the confidential trade secrets information it acquired through its Kongsberg subsidiary. Kongsberg came into possession of Moorco's trade secrets by falsely claiming an interest in forming a supply relationship with Moorco. It then turned the information over to FMC, which used it to formulate a hostile bid for Moorco.





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Because the trade secrets information originally imparted to FMC through its
Kongsberg subsidiary was not intended for this purpose, FMC has misused the trade secrets information obtained from Moorco. This action constitutes tortious conduct as well.

                THIRD CAUSE OF ACTION:  BREACH OF FIDUCIARY DUTY

         24.     Moorco repeats and realleges the allegations in paragraphs
1-23.

         25. FMC has breached the fiduciary duty it owes to Moorco. This fiduciary duty arises out of the relationship of special trust and confidence created by Kongsberg's contacts with Smith Meter Inc. Kongsberg, by falsely representing to Smith Meter that it was interested in forming a supply relationship with Smith Meter and by then asking for confidential and proprietary information purportedly required to form that relationship, created a confidential relationship between the two companies regarding that information. Pursuant to that confidential relationship, Smith Meter revealed to Kongsberg confidential and proprietary information about its business. Kongsberg was under a duty to use that information only as necessary to facilitate the formation of a supply relationship between Smith Meter and itself. The subsequent use of the confidential and proprietary information Kongsberg acquired to facilitate FMC's hostile bid for Moorco violated the relationship of special trust and confidence formed by Kongsberg's initial representations to Smith Meter. This violation of a special relationship constitutes an actionable breach of fiduciary duty under Texas law.

                          CLAIM FOR INJUNCTIVE RELIEF

         26.     Moorco repeats and realleges the allegations in paragraphs
1-25.

         27. FMC's hostile bid to acquire Moorco must be enjoined. Moorco has no adequate remedy at law for the actions of the Defendant, and if FMC is not enjoined from proceeding with its unsolicited offer, Moorco will suffer imminent and irreparable harm.





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FMC used its Kongsberg subsidiary as an agent to covertly gather confidential and proprietary information about Moorco, a company FMC now admits to having long considered as a possible target of acquisition. It then used this information as the basis for its hostile bid to acquire Moorco. These activities will cause irreparable harm to Moorco.

         28. Moorco is suffering such harm now. By falsely representing to the investment public that its offer to Moorco is a bona fide offer based on public information, FMC has manipulated the price of Moorco stock and caused a dramatic change in the composition of Moorco's stock ownership. In the aftermath of FMC's unilateral decision to announce its offer and to falsely represent that it was based solely on public information, numerous short-term investors and arbitrageurs purchased positions in Moorco. In Wall Street parlance, FMC has used its confidential information to put Moorco "in play" as a takeover candidate. This creates enormous uncertainty about Moorco's future, and this uncertainty adversely affects Moorco's ability to obtain orders, to maintain customer relationships, to pfbeattract and retain key personnel, to pursue acquisitions, to pursue its strategic objectives, and otherwise to manage its business in the interests of its shareholders.

         29. Furthermore, by its fraud, by its unlawful acquisition and use of Moorco's protectible trade secrets, and by its breach of a relationship of special trust and confidence. Absent an injunction, FMC will have obtained through fraud the entire object of its scheme: the acquisition of Moorco at an inadequate price through conduct that violates applicable law. Such a result constitutes irreparable injury to Moorco, its employees, and its shareholders, since once FMC's scheme succeeds and FMC acquires Moorco, FMC will cause this litigation to be discontinued.

         30. Finally, the harm caused to Moorco by FMC's unlawful conduct can only increase if FMC's hostile bid is allowed to proceed on its current basis. FMC intends to consummate its acquisition plans for Moorco by making an offer directly to Moorco's





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shareholders.  In order to comply with applicable law, in any such offer FMC will have to reveal the confidential business information it unlawfully obtained through the conduct described herein. Disclosure of such information will irreparably harm plaintiff and its business prospects.

         31. Moorco has no remedy at law adequate to address these harms. FMC has already acquired Moorco's confidential and proprietary information.
The fruit of this unlawful acquisition is FMC's hostile tender offer to purchase Moorco announced May 5, 1995. FMC seeks to use the information it has fraudulently obtained to consummate its purchase of Moorco, allowing it to avoid all of Moorco's claims at law.

                                       VI
                        CONCLUSION AND PRAYER FOR RELIEF

                 Wherefore, premises considered, Moorco prays that this Court, after notice and hearing thereon, issue a temporary injunction, and that after such final hearing, the Court continue and make permanent such injunction restraining, prohibiting, and enjoining the Defendant to:

         (1) withdraw its unsolicited offer for the Plaintiff which was made based upon fraudulently obtained confidential information and enter into the confidentiality and standstill agreement which has been offered by Plaintiff to Defendant;

         (2) refrain from utilizing the fraudulently obtained confidential information in aid or preparation for any offer to purchase Plaintiff;

         (3) refrain from utilizing the fraudulently obtained confidential information in assisting or encouraging any other bid or offer for the Plaintiff by any entity;

         (4) turn over to Plaintiff all records, reports, notes, or other documents of whatsoever description recording, analyzing, referring to, or otherwise reflecting any information obtained by Defendant from its tours of Plaintiff's facilities; and

         (5) turn over to Plaintiff all nonpublic documents created by or on behalf of Moorco received from any source.





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                 Plaintiff further prays for recovery of all costs of Court, reasonable attorney's fees and for such other and further relief at law or in equity, special and general, to which it may show itself justly entitled.

                                      Respectfully submitted,

                                      ALLISON, HUERTA, HASTINGS
                                        & ALLISON




                                      By /s/ Rebecca E. Hamilton
                                         -------------------------------
                                      Guy H. Allison
                                      State Bar No. 01086000
                                      Rebecca E. Hamilton
                                      State Bar No. 08837050
                                      920 Leopard Street
                                      P.O. Box 23080
                                      Corpus Christi, Texas 78403
                                      (512) 884-1632
                                      (512) 884-7013 (Fax)

                                      BAKER & BOTTS, L.L.P.
                                      Joseph D. Cheavens
                                      State Bar No. 04170000
                                      James Edward Maloney
                                      State Bar No. 12881500
                                      Paul R. Elliott
                                      State Bar No. 06547500
                                      910 Louisiana
                                      Houston, Texas  77002
                                      (713) 229-1234
                                      (713) 229-1522 (Fax)

                                      ATTORNEYS FOR PLAINTIFF
                                      MOORCO INTERNATIONAL INC.

OF COUNSEL:

WACHTELL, LIPTON, ROSEN & KATZ
Paul K. Rowe
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(212) 403-2000 (Fax)





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                              NO. _______________


MOORCO INTERNATIONAL INC.,              )       IN THE DISTRICT COURT OF
a Delaware corporation,                 )
                                        )
                 Plaintiff,             )
                                        )       NUECES COUNTY, TEXAS
v.                                      )
                                        )
FMC CORPORATION,                        )
a Delaware corporation,                 )
                                        )
                 Defendant.             )       _______ JUDICIAL DISTRICT


STATE OF NEW YORK                       )
                                        )
COUNTY OF NEW YORK                      )


                 BEFORE ME, the undersigned authority, on this day personally appeared Michael L. Tiner, who being by me duly sworn, stated under oath that he is a representative of Moorco International Inc.; that he is authorized to execute this verification on its behalf; that he has read the above petition; and that every statement contained therein is true and correct to the best of his knowledge and belief.


                                           /s/ Michael L. Tiner
                                           -------------------------------
                                           Michael L. Tiner


                 SWORN TO AND SUBSCRIBED before me on the 25th day of April, 1995, to certify which witness my hand and official seal.


                                           /s/ Paul Keith Rowe
                                           -------------------------------
                                           Notary Public


                                           My Commission Expires:
                                           July 31, 1995
                                           -------------------------------





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